

August 23, 2021

Carl Lukach
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, CO 80021

> **Re: Noodles & Company**
> **Form 10-K for the Fiscal Year Ended December 29, 2020**
> **Filed February 26, 2021**
> **Form 8-K filed August 3, 2021**
> **File No. 1-35987**

Dear Mr. Lukach:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 3, 2021

Exhibit 99.1
Key highlights for the second quarter of 2021 versus the second quarter of 2020 include:, page 1

1. You present restaurant contribution margin without providing the comparable GAAP measure with equal or greater prominence. Please revise to include the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss), page 10

2. You state that the tax adjustments, net includes an adjustment to normalize the impact of the valuation allowance that affects your annual effective tax rate. Your valuation allowance adjustment appears to result in an individually tailored income tax recognition method. Please revise your presentation to omit this adjustment or tell us why you believe

it is appropriate. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services